FRESHFIELDS BRUCKHAUS DERINGER
Avocats à la Cour

Securities and Exchange Commission
Officer of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

PARIS
2 rue Paul Cézanne
75008 Paris
T +33 1 44 56 44 56
Direct T +33 1 44 56 29 93
F +33 1 44 56 44 00/01/02/03
Direct F +33 1 44 56 44 00
Palais J007
E Thomas.KOLLAR@freshfields.com
W freshfields.com

DOC ID PA501989/1
OUR REF TK
YOUR REF
CLIENT MATTER NO. 106095/0005

By Hand

5 May 2006

Dear Sir/Madam

IPSEN S.A. 12g3-2(b) Exemption File No. 82-34953

On behalf of IPSEN S.A. and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed the following items:

- Press Release, dated March 9, 2006;
- Press Release, dated March 13, 2006;
- Press Release, dated March 17, 2006;
- Press Release, dated March 20, 2006;
- Press Release, dated April 12, 2006;
- Press Release, dated April 16, 2006;
- Press Release, dated April 19, 2006; and
- Press Release, dated May 2, 2006.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact me (collect) in Paris at 011.33.1.44.56.29.93 should you have any questions or if I can be of assistance.

Very truly yours

Thomas Kollar

Enclosures

Copy to:	Claire Giraut	IPSEN S.A.
	Raymond de Thézan	IPSEN S.A.
	Linda Hesse	Freshfields Bruckhaus Deringer

IPSEN S.A
File No. 82-34953

Press Release, dated March 9, 2006


SEC MAIL
RECEIVED
PROCESSING
MAY 05 2006
WASH., D.C.
156
SECTION

IPSEN : 82-34953


IPSEN
Innovation for patient care

Registered name: Ipsen S.A.
Type of securities: IPN, ISIN code FR0010259150
Beginning of the program: January 13, 2006

Table of monthly declaration of the transactions by Ipsen concerning its own securities during February 2006

Total information

Number of securities comprising the share capital at the beginning of the program	84,024,683	
Capital directly or indirectly held in treasury at the beginning of the program	10,030.30	0.012%
Balance at the end of the previous month	10,030.00	
Number of securities purchased during the month	5,250.00	
Number of securities sold during the month	580.00	
Number of securities transferred during the month	0.00	
Number of securities cancelled during the month	0.00	
Repurchase of securities from persons holding more than 10% of the capital or from directors during the month of January 2005	0.00	
Number of securities purchased since the beginning the program	15,280.00	
Number of securities sold since the beginning of the program	580.00	
Number of securities transferred since the beginning of the program	0.00	
Number of securities cancelled during the last 24 months	0.00	
Accounting value of the portfolio	378,607.60	
Market value of the portfolio	420,420.00	

Press Release, March 13, 2006

IPSEN : 82-34953



Ipsen chooses Medicis to promote and distribute Ipsen's botulinum toxin product to the aesthetic market

Paris (France), 13 March 2006 — Ipsen (Eurolist by Euronext™: IPN) today announced the signing of an agreement whereby subject only to the closing of Allergan Inc.'s tender offer for Inamed Corp. shares ("Allergan Tender Offer") Ipsen will grant Medicis (NYSE: MRX) rights to develop, distribute and commercialize Ipsen's botulinum toxin product in the United States, Canada and Japan for aesthetic use by physicians. The product is commonly referred to as Reloxin® in the U.S. aesthetic market and Dysport® for medical and aesthetic markets outside the U.S. The product is not currently approved for use in the U.S. Ipsen will recover its rights to Reloxin® at the time of the closing of the Allergan Tender Offer.

Further information shall be provided following the closing of the Allergan Tender Offer.

Ipsen

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The Company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers, and primary care products, which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 650 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen shares are traded in Compartment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150).

For further information:
Ipsen
Didier Véron, Director of Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
e-mail: didier.veron@ipsen.com
www.ipsen.com

IPSEN S.A
File No. 82-34953

Press Release, dated March 17, 2006

IPSEN : 82-34953


IPSEN
Innovation for patient care

Ipsen announces 26.4% increase in 2005 consolidated net profit

(on a comparable structure[1] and pro forma basis[2] prepared according to IFRS)

Conference call scheduled Friday, 17 March at 3.00 p.m. (Paris time)

Operating profit up 18.4%, ahead of the Group's financial targets,
R&D spending up 18.0%

Paris, 17 March 2006 - Ipsen announces its 2005 annual results[2].

Key figures are summarised in the table below:

Consolidated results (€ millions)	2005	2004 on a comparable structure basis[1]	% change 2005/2004 on a comparable structure basis[1]
Sales	807.1	751.5	7.4%
Operating profit	185.3	156.5	18.4%
Net profit from continuing operations	144.6	105.2	37.5%
Consolidated net profit (Group share)	148.6	117.6	26.4%
Net profit per share from continuing operations (€)	2.14	1.79	19.6%
Net profit per share (€)	2.20	2.01	9.5%
Average number of shares in issue during the year	67 418 123	58 605 000	

The Group's 2005 financial statements show a strong increase in consolidated net profit (Group share), which totalled €148.6 million, up 26.4% vs. 2004. Over the same period, net profit from continuing operations grew a stronger 37.5%.

Consolidated sales rose by 7.4% compared with 2004, fuelled by growth in sales of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) and strong sales momentum in international markets, despite downward price pressures in the major Western European countries. Other product sales were up €17.5 million, representing a 27.6% increase vs. 2004.

The Group incurred no restructuring costs or impairment losses during the year, compared with €10.4 million and €10.8 million respectively in 2004.

The operating margin (% of sales) improved to 23.0%, compared with 20.8% on a comparable structure basis and 20.5% as published at 31 December 2004. This improvement came along with an **18.0% increase in Research and Development spending** to 20.9% of sales in 2005 vs 19.1% in 2004. The main R&D projects in 2005 were phase III clinical trials on Somatuline® and Dysport® in preparation for registration with the Food and Drug Administration (FDA) in the United States, as well as the development of BIM 51077 in partnership with Roche.

---

[1] In October 2005, the Group sold its primary care business in Spain (with the exception of Tanakan®) and presented the activity as "discontinued operations" retrospectively in the consolidated financial statements as of 1 January 2005. As a result, 2005 operating profit does not include items relating to that business, including 2005 sales of €16.7 million. In contrast, sales from the business were included in 2004 operating profit for €16.3 million. The 2004 comparative figures have therefore been presented on a comparable structure basis, that is excluding this business from operating profit.

[2] 2004 and 2005 figures are *pro forma* and prepared according to IFRS. The *pro forma* consolidated financial statements treat the Group's business activity as if the Group's legal restructuring had taken place on 1 January 2002, instead of 30 June 2005. The Statutory Auditors have prepared a report on the proforma financial statements.



The effective tax rate amounted to 19.1% of consolidated net profit from continuing operations (before tax) in 2005, down from 28.6% in 2004, and benefited from the non recurring recognition of deferred tax assets in some of the Group's subsidiaries.

At 31 December 2005, following the capital increase resulting from Ipsen's initial public offering on Eurolist by Euronext™, the Group had consolidated net cash of €138.8 million compared with net debt of €145.8 million at 31 December 2004.

Net profit per share amounted to €2.20, compared with €2.01 in 2004.

At its meeting of 16 March, Ipsen's Board of Directors decided to propose a **dividend of €0.60 per share** at the annual general meeting to be held on 2 June 2006. Payment will be made on the same day.

Jean-Luc Bélingard, Chairman and CEO of the Ipsen Group commented *"These highly satisfactory results, which are ahead of our targets, demonstrate the Ipsen Group's strong momentum.*

2005 confirmed the potential of our products, with sustained growth in sales of Decapeptyl®, the launch of Somatuline® Autogel® in Italy and Germany and the initial effects of the launch of NutropinAq® in many European countries. Our clinical development capability, which we reinforced this year, should help us streamline the registration and approval process for our drugs in the international markets. Ipsen's initial public offering on 7 December 2005 has given us more financial flexibility to strengthen our international positions and consolidate on our R&D investments. Lastly, we are delighted with our new partnership with Medicis, leader in cosmetic medicine, to develop and distribute our botulinum toxin Reloxin® for aesthetic medicine use in the United States, Canada and Japan.

In a more stringent technical and regulatory environment, notably with downward pressure on prices, one of our targets is to step our productivity and margin improvement programme. Our growth prospects are extremely promising and reflect the Group's potential as a key player in therapeutic innovation. Our growth drivers lie mainly in international expansion, especially in the United States where we are about to seek approval for Somatuline® Autogel®. Our improved financial flexibility will be an additional strength in our choice of distribution method for this product in the United States, which we are actively working on at the moment. In 2007, we plan to apply for FDA approval for Dysport® in treating cervical dystonia, and Reloxin® for aesthetic medicine indications. In addition, developments in our R&D pipeline are progressing in line with expectations, as epitomised by the development programme for our GLP-1 anti-diabetes compound, BIM 51077.

The quality of our results, our ability to generate cash and the richness of our R&D pipeline point out the relevance of our strategy, which relies on a strong commitment in Research & Development (almost 21% of our consolidated turnover) and a specialisation in advanced technologies in so far as oncology, endocrinology and neuromuscular disorders are concerned. Within such a context we can look forward to the future with confidence."

Attached to this press release is a detailed review of the Group's consolidated proforma financial statements as at 31 December 2005 and 31 December 2004



Conference Call
Ipsen will host a conference call Friday 17 March at 3.00 p.m. (Paris time). A live webcast will be available at www.ipsen.com. The webcast will be archived on the Ipsen website for 3 months following the live call.

Callers should dial in approximately 5 to 10 minutes prior to the start of the call. No reservation is necessary to participate on the call. The phone numbers to join the conference call are, from France and Europe:+33 (0)1 71 23 04 18 and from United States: +1 718 354 1172.
Please mention the Company name (Ipsen) and our CEO's name (Jean-Luc Bélingard) to the operator. No access code is necessary for the live call.

For shareholders, analysts and investors unable to participate in the live call, a replay will be available soon after the live call. The phone number to access the replay are, from France and Europe: +33 (0)1 71 23 02 48 and from United States: +1 718 354 1112, and the access code is 5379346#. The replay will be available for one week following the live call.

Disclaimer
This press release includes only summary information and does not purport to be comprehensive. Forward-looking statements, targets and estimates contained herein are for illustrative purposes only and are based on management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated in the summary information. The Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this presentation to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based unless so required by applicable law.

Ipsen
Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4.000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2005, Research and Development expenditure reached €169.0 million, i.e. 20.9% of consolidated sales, which amounted to €807.1 million in the Group's pro forma accounts set up according to the IFRS. Nearly 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150).

For further information:
Claire Giraut, Executive Vice President, Chief Financial Officer
Tel: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 64
e-mail: contact.investisseurs@ipsen.com

Didier Véron, Director, Public Affairs and Corporate Communications
Tel: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
e-mail: didier.veron@ipsen.com
www.ipsen.com



1 – SALES EVOLUTION BY DRUGS

In 2005, the Group realised net sales of €807.1 million, up 7.4% on a comparable structure basis, and up 7.3% on a comparable structure and exchange rate basis, vs. sales of €751.5 million in 2004. The growth was achieved despite the severe negative impact of price reductions imposed by government authorities in Europe. In 2005, with all else being equal, the impact of government measures dragged sales down by €8.2 million, compared with 2004.

Group sales by drug for the years ended 31 December 2005 and 31 December 2004 are presented in the Table in Annex 4.

- **Decapeptyl®** -- In 2005, sales of Decapeptyl® reached €210.6 million, up 6.1% vs. the previous year. Growth was hampered by lower regulatory prices imposed in a number of Western European markets, including Italy, Spain, Belgium, and the UK. The aggregate impact of the price reductions cut sales growth by 2.4 percentage points, or €4.8 million. Sales volumes rose a buoyant 8.5% in 2005.

- **Tanakan®** – Sales of Tanakan® increased 4.0% to €121.0 million in 2005, confirming the drug's steady sales growth. In France, which accounted for 73.2% of Tanakan's® worldwide sales in 2005, growth was achieved in a globally declining market. Sales were also satisfactory in other markets where the drug is sold, primarily in Eastern European countries and China.

- **Dysport®** -- Sales of Dysport® advanced 12.4% to €92.5 million in 2005, primarily as a result of growth in the drug's main markets of the UK and Germany, as well as in Italy. Good sales performances were also achieved in Central and Eastern European markets, which offset a more contrasted performance in Iran and Mexico.

- **Somatuline®** – Sales of Somatuline® rose 13.4% to €81.8 million in 2005, fuelled by growth in France, the UK, Greece and Italy, where the Autogel® formulation was launched in February 2005. Together, these four markets accounted for two thirds of the drug's sales volume growth. This growth, however, was affected at the end of 2005 by a drop in orders from Italian wholesalers and hospitals in the wait for regulatory price reductions set to take effect in that market in mid-January 2006, as well as by the imposition of price reductions in Spain in early 2005.

- **Smecta®** – Sales of Smecta® grew 4.5% to €67.5 million at 31 December 2005. The product performed notably well in China.

- **Ginkor Fort®** -- Sales of Ginkor Fort®, realised mainly in France, totalled €61.2 million, up 3.7% vs. 2004.

- **Forlax®** – Sales of Forlax® increased 8.6% to €42.8 million in 2005, owing notably to strong sales growth in the Benelux region, Algeria, and France – the drug's largest market – which benefited from the launch of a paediatric formulation in June 2005.

- **Nisis® and Nisisco®** – Sales of Nisis® and Nisisco® totalled €41.5 million, up 11.8% over 2004. The growth was achieved in a competitive market environment.

- **NutropinAq®** – Sales of NutropinAq® reached €5.7 million at 31 December 2005, up from €0.8 million a year earlier. Launched in the spring of 2004, the drug continued to make steady inroads and is now marketed in the Group's major European markets, including France, Spain, Italy, Germany, and the UK, as well as in other countries.

- With **Decapeptyl®**, **Dysport®** and **Somatuline®**, sales of Ipsen's peptide- or protein-based products rose 9.0% to €384.8 million at 31 December 2005, accounting for 47.7% of the Group's total sales for the year. That performance compares with sales of €352.9 million, representing 47.0% of the Group's total consolidated sales at 31 December 2004.



2 - COMPARISON OF THE CONSOLIDATED INCOME STATEMENT FOR THE YEARS ENDED 31 DECEMBER 2005 AND 31 DECEMBER 2004

A comparison of the income statement is presented below:

	2005		2004 on a comparable structure basis			2004 as Published	
	(in thousands of euros)	*% of revenues*	*(in thousands of euros)*	*% of revenues*	*2005/2004 variation on a comparable structure basis*	*(in thousands of euros)*	*2005/2004 variation*
Sales	**807,114**	**90.9 %**	**751,539**	**92.2 %**	*7.4 %*	**767,825**	*5.1 %*
Other revenues	80,738	*9.1 %*	63,287	*7.8 %*	*27.6 %*	63,287	*27.6 %*
Total revenues	**887,852**	**100.0 %**	**814,826**	**100.0 %**	*9.0 %*	**831,112**	*6.8 %*
Cost of goods sold	(171,042)	*-19.3 %*	(165,658)	*-20.3 %*	*3.2 %*	(173,832)	*-1.6 %*
Research and Development expenses	(169,025)	*-19.0 %*	(143,227)	*-17.6 %*	*18.0 %*	(143,243)	*18.0 %*
Selling, general and administrative expenses	(364,135)	*-41.0 %*	(330,390)	*-40.5 %*	*10.2 %*	(337,182)	*8.0 %*
Other operating income and expenses	1,169	*0.1%*	2,123	*0.3 %*	*ns*	2,123	*ns*
Restructuring costs	530	*0.1 %*	(10,436)	*-1.3 %*	*ns*	(10,840)	*ns*
Impairment losses	-	-	(10,757)	*-1.3%*	*ns*	(10,757)	*ns*
Operating profit	**185,349**	**20.9 %**	**156,481**	*19.2 %*	*18.4 %*	**157,381**	*17.8%*
- Income from cash and cash equivalents	1,952		2,184			2,184	
- Cost of gross financial debt	(7,870)		(11,004)			(11,004)	
Cost of net financial debt	**(5,918)**	*-0.7 %*	**(8,820)**	*-1.1 %*	*-32.9 %*	**(8,820)**	*-32.9 %*
Other interest income and expense	(632)	*-0.1 %*	(466)	*-0.1 %*	*ns*	(466)	*ns*
Income tax	(34,208)	*-3.9 %*	(42,039)	*-5.2 %*	*-18.6 %*	(42,134)	*-18.8%*
Net profit from continuing operations	**144,591**	*16.3 %*	**105,156**	*12.9 %*	*37.5 %*	**105,961**	*36.5 %*
Net profit from discontinued operations	**4,416**	*0.5%*	**12,748**	*1.6 %*	*-65.4%*	**11,943**	*-63.0%*
Consolidated net profit	**149,007**	*16.8 %*	**117,904**	*14.5 %*	*26.4 %*	**117,904**	*26.4 %*
- Group share	148,638		117,638			117,638	
- Minority interests	369		266			266	

- **Other revenues**

In 2005, other revenues, which included royalties and milestone payments from partners and for various services, totalled €80.7 million, up 27.6% vs. €63.3 million in 2004.
Breakdown of other revenues

(In € thousands)	2005	2004	2005/2004 variation *Amount*	*%*
Breakdown by revenue type				
- Royalties received	45,049	33,207	11,842	35.7 %
- Milestone payments – licensing agreements	21,126	11,322	9,804	86.6 %
- Other (co-promoting revenues, recharging)	14,563	18,758	(4,195)	-22.4 %
Total other revenues	**80,738**	**63,287**	**17,451**	**27.6 %**



- The increase in royalties received resulted primarily from the growth in royalties generated by the Kogenate® license, which totalled €42.0 million compared with €30.5 million in 2004.

- The rise in milestone payments generated by Research and Development partnerships stemmed from the acceleration of the BIM 51077 development programme conducted in partnership with Roche, as well as the booking of a fixed sum resulting from the cancellation of a Research and Development agreement.

- The decline in other revenues was due to the decrease in billings for R&D services owing to the cancellation of Research and Development mentioned above agreement.

- **Cost of goods sold**

In 2005, cost of goods sold totalled €171.0 million, representing 21.2% of sales. By comparison, in 2004, cost of goods sold amounted to €165.7 million, representing 22.0% of sales. The favourable downtrend was notably due to the impact of higher production volumes and faster growth of sales of products with higher margins. Furthermore, the improved productivity offset the erosion in margins sparked by price reductions in some markets in 2005.

- **Research and Development expenses**

A comparison of Research and Development expenses for the years ended 31 December 2005 and 31 December 2004 is presented in the following table:

(In thousands of euros)	2005	2004	2005/2004 variation	
			Amount	*%*
Breakdown by expense type				
- Drug-related Research and Development[1]	145,805	126,203	19,602	15.5 %
- Industrial development[2]	18,333	12,259	6,074	49.5 %
- Strategic development[3]	4,887	4,765	122	2.6 %
Total	**169,025**	**143,227**	**25,798**	**18.0 %**

(1) Drug-related Research and Development is aimed at identifying new agents, determining their biological characteristics and developing small-scale manufacturing processes. Pharmaceutical development enables the process whereby active agents become regulatory approved drugs. It is furthermore used to improve existing drugs and to research new therapeutic indications for those drugs. Patent-related costs are included in this type of expense.

(2) Includes chemical, biotechnical and development-process research costs to industrialise the small-scale production of agents developed by the research laboratories.

(3) Includes costs incurred for research into new product licenses or establishing partnership agreements.

Research and Development expenses increased 18% to €169.0 million, representing 19.0% of revenues and 20.9% of sales in 2005. That compares with 2004, when Research and development expenses totalled €143.2 million, representing 17.6% of revenues and 19.1% of sales.

- In 2005, *main Research and Development projects* concerned phase III clinical trials for Somatuline® and Dysport® with a view to preparing for their filing with the FDA in the US, as well as development of the BIM 51077 product in partnership with Roche. The growth in drug-related Research and Development expense notably reflected the full-year impact of the Group having strengthened its clinical development teams in 2004.

- *In the area of industrial development*, the new primary production facility in Wrexham, UK, which manufactures the active ingredient for Dysport®, was commissionned for the manufacturing of clinical samples at the end of June 2004. The corresponding operating costs were then recorded as industrial development expenses. In 2005, these expenses were booked over the full year, whereas they were recorded only for the second half of 2004, which explains the increase in this item.



- **Selling, general and administrative expenses**

A comparison of selling, general and administrative expenses for the years ended 31 December 2005 and 31 December 2004 is presented in the following table:

(In thousands of euros)	2005	2004	2005/2004 variation	
			Amount	%
Breakdown by expense type				
Royalties paid	29,033	25,894	3,139	*12.1 %*
Taxes and sales tax	11,142	7,877	3,265	*41.4 %*
Other sales and marketing expenses	255,183	239,510	15,673	*6.5 %*
Selling expenses	**295,358**	**273,281**	**22,077**	***8.1 %***
General and administrative expenses	**68,777**	**57,109**	**11,668**	***20.4 %***
Total	**364,135**	**330,390**	**33,745**	***10.2 %***

In 2005, *selling, general and administrative expenses* increased 10.2% to €364.1 million, representing 45.1% of sales. That result compares with €330.4 million in 2004, representing 44.0% of sales.

- *Selling expenses* amounted to €295.4 million, or 36.6% of sales in 2005. When expressed as a percentage of sales, the result shows a slight increase vs. 2004, when selling expenses reached €273.3 million. Notably included in selling expenses were royalties paid to third-parties on the sales of products marketed by the Group. These totalled €29.0 million in 2005, up 12.1% over 2004, owing to the sales growth of the corresponding products. Some taxes and sales taxes were also included, mainly from France, totalling €11.1 million, up 41.4% vs. 2004. In 2005, other sales and marketing expenses amounted to €255.2 million, rising 6.5% vs. €239.5 million in 2004. That increase was less than sales growth, despite sustained support for newly launched products, particularly Nisis® and Nisisco® in France, and Somatuline® Autogel® and NutropinAq® in several markets.

- *General and administrative expenses* grew 20.4% to €68.8 million, an increase of €11.7 million over 2004. Of that amount, €2.2 million were non-recurring expenses. In addition, general and administrative expenses included a €2.3 million increase in insurance premiums and other taxes in 2005, while administrative and control structures at the Group's central services and in some fast growing Eastern European countries were also reinforced.

- **Restructuring costs and impairment losses**

The Group incurred no restructuring costs or impairment losses in 2005. In 2004, a charge of €10.4 million was recorded to cover all the costs associated with halting the production of Hyate:C® and restructuring costs in Spain. Furthermore, a €10.8 million charge was booked in 2004 owing to the impairment of goodwill during the acquisition of Sterix, a company whose sole activity was to lead high-risk pharmaceutical research projects.

- **Operating profit**

As a result of the items mentioned above, the Group's operating profit advanced 18.4% to €185.3 million in 2005, vs. €156.5 million in 2004. Operating profit represented 20.9% of revenues and 23.0% of sales, up from 19.2% and 20.8% respectively in 2004. Excluding the non-recurring items noted earlier, operating profit rose 6.7% in 2005 and represented 20.3% of revenues, compared with 20.7% in 2004.



Segment reporting: Operating profit by geographical region (see Annex 5)

In compliance with IAS 14 "Segment Reporting", the Group's primary reporting format is presented according to geographical segment, since the Ipsen Group operates in a single business segment, i.e. drug research and development, production and sales.

- **In the Major Western European countries,** i.e. Germany, Spain, France, Italy, and the UK, operating profit rose 5.5% to €219.7 million, against €208.2 million in 2004. At 31 December 2005, operating profit represented 39.3% of revenues, vs. 39.2% in 2004. The slight improvement stemmed from productivity gains in cost of goods sold and selling costs, which offset the negative impact of price reductions and higher taxes and sales tax. In addition, in 2005, this geographical segment incurred most of the central marketing costs that were not allocated in 2004. Lastly, no restructuring costs were recorded in 2005 for this region, unlike in 2004, when operating profit in Spain was impacted by non-recurring restructuring costs.

- **In Other European countries,** which includes other Western European countries and the countries of Eastern Europe, operating profit increased 4.2% to €55.0 million, compared with €52.8 million in 2004. In 2005, operating profit represented 35.2% of revenues, down from 38.8% in the previous year. The decline in relative value resulted primarily from allocating to this geographical segment a share of central marketing expenses not allocated in 2004, as well as reorganisation costs in Eastern Europe.

- **In the Rest of the World,** most of the Group's products are marketed by third-party distributors and agents, except in China and South Korea, where Ipsen has a direct presence. In 2005, operating profit from this geographical business segment advanced 23.7% to €29.2 million, representing 28.1% of revenues, vs. 24.5% in the previous year. The strong improvement was directly tied to halting the production of Hyate:C® in 2004. The costs generated by the product, which was marketed in the US, still had a negative impact on 2004 results. The improvement was made despite the negative impact of allocating a share of central marketing expenses to this geographical segment.

In 2005, **the non-allocated operating loss** totalled €118.5 million, down from a loss of €128.1 million in the previous year. The non-allocated operating loss included:

- revenues totalling €68.2 million, up sharply vs. €51.0 million at 31 December 2004. The increase was driven by the growth in royalties generated by the Kogenate® license. It was also fuelled by the collection of a fixed sum arising from a cancelled Research and Development agreement and partially offset by lower billings for R&D services, also as result of the cancelled agreement;

- Research and Development expenses totalling €151.1 million, up from €126.3 million in 2004;

- selling, general and administrative expenses amounting to 38.4 million, compared with €37.4 million in 2004. The expenses arose mainly from the activities of the Group's central services, which were reinforced during the year. In 2005, central marketing costs totalling €10.9 million were allocated to the geographical business segments. In 2004, those costs, which totalled €8.1 million, were not allocated.

- other operating income totalling €2.8 million, against other operating expenses of €15.3 million in 2004, when a €6.7 million restructuring charge was recorded for a Group industrial site, as well as other operating expenses amounting to €10.8 million for the impairment loss on the Sterix company.

- **Cost of net financial debt – Other interest income and expense**

In 2005, the cost of net financial debt totalled €5.9 million, a 32.9% improvement over the €8.8 million recorded in 2004. The positive trend reflected a steep decline in interest expense on interest-rate swaps, most of which matured, as well as a sharp drop in interest expense on borrowings following a reduction of the Group's net debt in 2005.
In 2005, interest rates on loans averaged 3.93%, down from an average 4.71% in 2004.



- **Income tax**

At 31 December 2005, the Group's effective tax rate amounted to 19.1% of pre-tax profit from continuing operations, compared with 28.6% in 2004.

The 2005 effective tax rate benefited from the non-recurring impacts of recognising net deferred tax assets and utilizing previously unrecognized tax loss carry forwards for a total of €8.8million on British, Dutch and Italian subsidiaries, since their profitability improved. Excluding these non recurring impacts, the Group's effective tax rate would have been 24.0% in 2005. In 2004, the Group did not record any unrecognised deferred tax assets and only utilized non significant previously unrecognized tax loss carry forwards amounts.

The effective tax rate in 2005 also benefited from the following:

- A favourable tax rate on €21.5 million in milestone payments received for the year, vs. €7.5 million received in 2004;
- Research tax credits in France, Spain, Ireland, the UK, and the US totalling €9.0 million in 2005, up from €4.3 million in 2004.

The impact of these two items on the effective tax rate was greater in the second half of the year than in the first half of 2005.

- **Net profit from continuing operations**

As a result of the items noted above, in 2005, net profit from continuing operations advanced 37.5% to €144.6 million, vs. 105.2 million in the previous year. This result amounted to 16.3% of revenues in 2005, compared with 12.9% in 2004

- **Net profit from discontinued operations**

In 2005, the Group reported net profit of €4.4 million from primary care operations in Spain. With the exception of Tanakan® (known locally as Tanakene®), these operations were sold to the Spain-based FAES FARMA company in October 2005, and presented retrospectively as of 1 January 2005 as "discontinued operating activities". In 2004, net profit from discontinued operations of €12.7 million was booked corresponding primarily to net capital gains generated by the sale in June 2004 of American company Dynport L.L.C, as well as the Group's share of profit generated by that company up to the date of sale.

- **Consolidated net profit**

As a result of the items noted above, consolidated net profit rose 26.4% to €149.0 million (Group share of €148.6 million) in 2005, vs. €117.9 million (Group share of €117.6 million) in 2004. Consolidated net profit represented 16.8% of revenues in 2005, compared with 14.5% in 2004.

3 - CASH FLOW FOR THE YEARS ENDED 31 DECEMBER 2005 AND 31 DECEMBER 2004

Consolidated cash flow statement

The consolidated cash flow statement shows a net increase in cash flow of €117.2 million in 2005, before taking into account the impact of foreign exchange variations and *pro forma* treatment, vs. an increase of €10.3 million in 2004.
Group operations generated strong cash flow in 2005 with cash flow from operations totalling €176.9 million, up from €124.7 million in 2004. At 31 December 2005, the Group's net cash position benefited from €191.8 in proceeds generated by the Group's IPO-related capital increase in December 2005, net of corresponding fees. The Group sharply reduced its drawdowns on long-term credit lines while keeping the option of using those credit facilities, which total €275.6 million. The Group earmarked €52.7 million for its investment activities and paid out €29.3 million in dividends in 2005.



Cash flow generated by discontinued operations amounted to €12 million. In 2004, discontinued operations generated no cash flow.

- **Net cash flow generated by operating activities**

  At 31 December 2005, cash flow before changes in working capital totalled €173.0 million, up from €145.7 million in 2004, and reflecting the improvement in net profit noted earlier.
  Working capital requirement for operating activities declined €3.9 million, owing to the following:

    - o the balance between current assets and current liabilities is a liability which increased by €21.9 million in 2005. This increase notably resulted from the collection of €11.4 million in milestone payments on alliance contracts that were only partially recognised as revenues in 2005, as well as an €8.7 million increase in liabilities for miscellaneous taxes and contractual rebates recorded in 2005, but not paid by 31 December 2005;

    - o Conversely, the tax deficit decreased by €15.1 million owing to the Group's lower tax expense in 2005, vs. 2004. The tax down-payments paid during the year were calculated on the 2004 tax basis and therefore the aggregate was higher than the Group's real tax charge for 2005;

    - o inventories grew by €5.3 million while trade receivables rose by €6.8 million, both as a result of business growth. The increases were partially offset by a €9.2-million rise in supplier payables, stemming notably from fees related to the Group's IPO that were still outstanding at 31 December 2005.

  All told, at 31 December 2005, net cash flow generated by operating activities totalled €176.9 million, vs. €124.7 million a year earlier.

- **Net cash flow used in investment activities.** At 31 December 2005, net cash flow used for investments totalled €52.7 million, compared with €102.5 million in 2004. Of that amount, €44.4 million were used to acquire fixed assets, against €64.7 million in 2004. In addition, working capital requirement for investment activities rose €7.6 million, vs. a decline of €8.5 million in 2004.

  In 2005, acquisitions of fixed assets included:

    - o €36.5 million in acquisitions of tangible fixed assets, mainly to maintain and improve the Group's industrial facilities. Of that amount, €6.1 million were used to build new quality control laboratories at the Wrexham production site;

    - o €7.9 million in acquisition of intangible fixed assets, notably including acquisitions of software and patents, as well as milestones paid to third parties for some products marketed by the Group.

  The increase in working capital requirement for investment activities recorded at 31 December 2005, stemmed primarily from the payment in 2005 of payables to fixed asset suppliers recorded in 2004, in particular an earnout arising from expectations of achieving a certain level of sales for two anti-hypertension drugs, as well as outstanding construction costs following the completion of a new biotechnology research unit in Boston, USA, at the end of 2004.

- **Net cash flow used in financing activities.** At 31 December 2005, net cash flow used in financing activitites totalled €19.0 million, compared with €11.9 million a year earlier. This item was marked by €191.8 million in proceeds, net of associated fees, generated by the Group's IPO-related capital increase in December 2005. The Group reduced the use of its credit facilities by €180.0 million in 2005, although it still has the option of using them. In 2004, debt had grown by €79.0 million. The Group paid out €29.3 million in dividends in 2005, vs. €91.9 million in 2004.

- **Net cash flow provided by discontinued activities** At 31 December 2005, discontinued activities generated cash flow of €12.0 million, primarily from the sale of primary care operations in Spain. No cash flow was generated by discontinued activities in 2004.



Analysis of debt

At 31 December 2005, the Group had a net cash position of €138.8 million, compared with net debt of €145.8 million at 31 December 2004. At 31 December 2005, the Group had five-year credit facilities totalling €275.6 million, of which it drew down €37.7 million, vs. €215 million drawn down at 31 December 2004. The loan contract ratios include net debt to equity of -0.22 with a ceiling of 1 and net debt to EBITDA[1] of -0.65 with a ceiling band of 2.5 to 3.

4 – POST CLOSING EVENTS

- ***Regulatory decisions in France.*** The sales tax for pharmaceutical laboratories in France was increased to 1.76% in 2006, up from 0.6% in 2005. The increased rate will trim €4 million from the Group's operating profit in 2006. In addition, Bedelix®, which generated sales of €9.0 million in 2005, will be withdrawn from the list of drugs reimbursable under the national health plan as of 1 March 2006. French authorities have decided to decrease the price of Ginkor Fort®, which generated sales of €57.5 million in 2005, by 15% in February 2006. They have also decided to lower the reimbursement rate of veinotonic class drugs, such as Ginkor Fort®, for the period 1 February 2006 until 31 December 2007, and to exclude them from the reimbursement list thereafter from 1 January 2008. Lastly, the French Health Ministry on 23 February 2006 announced that the country's supreme healthcare authority's Transparency Commission has committed to conducting a new assessment in 2006 of the medical benefits of 141 drugs, including vasodilators such as Tanakan®. Following the assessment, the Transparency Commission will publish a notice of medical benefits of the drugs reviewed. The supreme healthcare authority will then issue a recommendation to the Health Ministry.

- ***Inamed.*** On 13 March 2006, Allergan announced that more than 82% of Inamed's shareholders have accepted its tender offer on Inamed's shares, and Allergan extended this offer until 17 March 2006. If and when this acquisition occurs, it will trigger the termination of the contract signed in July 2002, under which the Group had granted Inamed development and distribution rights to its botulinum toxin type A product in the United Stated, Canada and Japan. This acquisition will also annul a preliminary agreement signed in January 2005, granting Inamed the exclusive rights to distribute some formulations of botulinum toxin used for aesthetic medical indications worldwide, except in the US, Canada and Japan. All Group rights previously granted to Inamed as well as the world rights to Reloxin® will be sold back to the Group. In exchange, the Group will pay Inamed USD10 million. Following the subsequent grant of these rights to Medicis, the Group will recognise a USD10-million charge in its 2006 financial statements.

- ***Medicis.*** On 13 March 2006, the Group announced the signing of an agreement whereby, subject only to the closing of Allergan's tender offer for Inamed shares, the Group will grant Medicis rights to develop, distribute and commercialize Ipsen's botulinum toxin product in the United States, Canada and Japan for aesthetic use by physicians.More information on this agreement will be provided after the closing of Allergan's tender offer.

- In November 2005, the Pfizer group and the Group held discussions related to the early cancellation of the promotion contract for Zoxan®. The discussions led to the signature on 15 March 2006 of an amendment under the terms of which the two parties set quarterly sales forecasts for Zoxan®. In the event actual sales are below the forecasts, the contract will terminate and Pfizer will have to pay Ipsen a definitive fixed-sum indemnity totalling €7.5 million.

[1] EBITDA: earnings before interest, tax, depreciation and amortisation.



5 - RESEARCH AND DEVELOPMENT

The Group's main Research and Development projects continued to advance in a satisfactory manner during the year, in particular the phase III trials to prepare for the filing of Somatuline® Autogel® and Dysport®/Reloxin® in the United States, as well as the trials to develop the sustained-release formulations of Decapeptyl® and BIM 51077 (GLP-1). Conversely, the development of a new three-month formulation of Somatuline® Autogel® for the treatment of acromegaly has moved back to pre-clinical stage, due to data with the first formulation candidate tested. Febuxostat®, a Teijin product for which the Group holds the development and marketing rights in Europe, is currently being registered in the United States by TAP. The FDA issued an approvable letter in October 2005. With a view to a possible launch of this compound in Europe, the Group is studying the dossier TAP submitted in response to the FDA's approvable letter in February 2006, to decide on the applicability of this dossier for Europe. During the course of 2006, the Group expects to confirm its corresponding regulatory strategy.



ANNEX 1

CONSOLIDATED INCOME STATEMENT AT 31 DECEMBER 2005

(in thousands of euros)	Pro forma	
	31 December 2005	31 December 2004 [1]
Sales	807,114	751,539
Other revenues	80,738	63,287
Total Revenues	**887,852**	**814,826**
Cost of goods sold	(171,042)	(165,658)
Research and Development expenses	(169,025)	(143,227)
Selling, general and administrative expenses	(364,135)	(330,390)
Other operating income and expenses	1,169	2,123
Restructuring costs	530	(10,436)
Impairment losses	-	(10,757)
Operating Income	**185,349**	**156,481**
- Cash and Cash equivalent	1,952	2,184
- Cost of financial debt	(7,870)	(11,004)
Net cost of financial debt	**(5,918)**	**(8,820)**
Other financial income and expenses	(632)	(466)
Income taxes	(34 208)	(42 039)
Net profit from continuing operations	**144,591**	**105,156**
Discontinued operations	4 ,416	12,748
Net profit for the period	**149,007**	**117,904**
- attributable to equity holders of the parent	148,638	117,638
- minority interest	369	266
Net profit from continuing operations per share *(in euro)*	**2.14**	**1.79**
Net profit from discontinued operations per share *(in euro)*	**0.06**	**0.22**
Net profit per share (in euro)	**2.20**	**2.01**

[1] Ac cording to IFRS 5, the consolidated income statement in 2004 has been adjusted in order to present a comparable information for both periods



ANNEX 2

CONSOLIDATED BALANCE SHEET[1] AT 31 DECEMBER 2005

(in thousands of euros)	31 December 2005	31 December 2004 Pro forma
ASSET		
Goodwill	**188,836**	**188,836**
Other intangible asset, net	**39,800**	**35,221**
- Property, plant and equipment, at cost	440,703	415,248
- Depreciation, amortisation and impairment losses	(252,934)	(237,436)
Property, plant and equipement, net	**187,769**	**177,812**
- Equity investments	2,656	3,003
- Other non-current assets	2,671	2,292
Non-current financial assets	**5,327**	**5,295**
Deferred tax assets	**13,096**	**8,235**
Total non-current assets	**434,828**	**415,399**
Inventories	74,390	71,464
Trade receivables	164,681	160,137
Current tax assets	10,951	2,245
Other current assets	42,966	32,783
Cash and cash equivalent	202,034	94,321
Total current assets	**495,022**	**360,950**
Non current assets classified as held for sale	**12,659**	**-**
TOTAL ASSETS	**942,509**	**776,349**
SHAREHOLDER'S EQUITY AND LIABILITIES		
Share capital	**84,025**	**571,391**
Share premiums and consolidated reserves	420,591	(367,885)
Net profit of the year	119,230	117,638
Cumulative translation reserve	(4, 080)	(7,346)
Shareholders' equity attributable to equity holder of the parent	**619,766**	**313,798**
Minority interests	1,334	1,188
Total Shareholders' equity	**621,100**	**314,986**
Retirement benefit obligations	8,032	7,594
Long-term provisions	8,266	10,330
Bank loans	37,751	215,010
Other financial liabilitites	15,508	12,455
Deferred tax liabilitites	1,358	862
Total non-current liabilitites	**70,915**	**246,251**
Short-term provisions	3,309	4,240
Bank loans	7,074	10,171
Financial liabilitites	1,760	892
Trade payables	107,045	99,332
Current tax liabilitites	2,223	8,910
Other current liabilitites	113,525	90,009
Bank overdrafts	1,470	1,558
Total current liabilitites	**236,406**	**215,112**
Liabilities directly associated with non current assets classified as held for sale	**14, 088**	**-**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**942,509**	**776,349**

(1)The Balance sheet as of 31 December 2005 has not been presented "pro forma" since the only difference with the above balance sheet, would concern the shareholder's equity structure.



ANNEX 3

CONSOLIDATED STATEMENT OF CASH FLOW (1) AT 31 DECEMBER 2005

	Pro forma	
(in thousands of euros)	**31 December 2005**	**31 December2004**
Net profit for the period	149,007	117,904
Net profit from discontinued operations	(4,416)	-
Net profit from continuing operations	**144, 591**	-
Non-cash and non-operating items :		
- Depreciation, amortisation and impairment losses	30,603	27,477
- Increase/(decrease) in fair value of Financial Instruments	276	-
- Impairment of goodwill	-	10,757
- Net gains or losses on disposal of non-current assets	232	(12,171)
- Share of investment grant included in profit and loss	(135)	(127)
- Exchange difference	(1,238)	525
- Change in deferred taxes	(4,717)	(920)
- Cost of stock options	3,355	2,247
Cash flow from operating activities before changes in working capital	***172,967***	***145,692***
- (Increase) / decrease in inventories	(5 ,315)	(257)
- (Increase) / decrease in trade receivables	(6 ,755)	(24,780)
- (Decrease) / Increase in trade payables	9,192	12,900
- Net change in income tax liability	(15,110)	(4,967)
- Net change in other operating assets and liabilitites	21, 875	(3,905)
Change in working capital related to operating activities	***3, 887***	***(21,009)***
NET CASH PROVIDED BY OPERATING ACTIVITIES	**176, 854**	**124,683**
Acquisition of non-current assets	(36,479)	(40,884)
Proceeds from disposal of intangible assets and property, plant and equipment	(7, 944)	(22,524)
Employers contribution to plan assets	(1, 400)	-
Proceeds from sale of fixed assets	1,124	1,104
Acquisition of non consolidated financial assets	-	(1,250)
Impact of changes in the scope of consolidation	-	(47,449)
Other cash-flow related to investing activities	(426)	76
Change in working capital related to investing activities	(7,624)	8,450
NET CASH USED IN INVESTING ACTIVITIES	**(52,749)**	**(102,477)**
Additional long-term borrowings	13,052	126,350
Repayment of long-term borrowings	(189,969)	(47,051)
Net change in short-term borrowings	(3,095)	(322)
Capital increase	9,088	-
Increase in share premiums	182,731	-
Capital resolutions made by subsidiaries	-	442
Dividends paid by Ipsen S.A.	(29,303)	(91,900)
Dividends paid by subsidiaries to minority interests	(300)	(119)
Change of working capital related to finnancing activities	(1,154)	655
NET CASH PROVIDED/(USED) IN FINANCING ACTIVITIES	**(18,950)**	**(11,945)**
Reported change in cash and cash equivalents	12,001	-
Theoretical change in cash and cash equivalents	**117,156**	**10,261**
Impact of pro forma restatements	(10,150)	(15,227)
CHANGE IN CASH AND CASH EQUIVALENTS	**107,006**	**(4 ,966)**

Cash and cash equivalents at the beginning of the year	**92,763**	**99,725**
Impact of exchange rate fluctuations	795	(1,996)
Cash and cash equivalents at the end of the year	**200,564**	**92,763**

(1) According to IFRS 5, since the Balance sheet as at 31 December 2005 has not been adjusted, the consolidated statement of cash flow at 31 December 2005 has not beed adjusted either.



ANNEX 4

GROUP SALES BY DRUG

(in € thousands)	2005		2004 on a comparable structure basis		variance 2005/2004 on a comparable structure basis		2004 as Published		Variance 2005/2004 as Published	
Drug trade name	Amount	% of sales	Amount	% of sales	Amount	%	Amount	% of sales	Amount	%
- Decapeptyl®	210,606	26.1%	198,571	26.4%	12,035	6.1%	198,571	25.9%	12,035	6.1%
- Tanakan®	120,960	15.0%	116,348	15.5%	4,612	4.0%	116,348	15.2%	4,612	4.0%
- Dysport®	92,478	11.5%	82,278	10.9%	10,200	12.4%	82,278	10.7%	10,200	12.4%
- Somatuline®	81,751	10.1%	72,061	9.6%	9,690	13.4%	72,061	9.4%	9,690	13.4%
- Smecta®	67,465	8.4%	64,574	8.6%	2,891	4.5%	64,574	8.4%	2,891	4.5%
- Ginkor Fort®	61,162	7.6%	58,999	7.9%	2,163	3.7%	58,999	7.7%	2,163	3.7%
- Forlax®	42,771	5.3%	39,382	5.2%	3,389	8.6%	39,382	5.1%	3,389	8.6%
- Nisis® and Nisisco®	41,525	5.1%	37,154	4.9%	4,371	11.8%	37,154	4.8%	4,371	11.8%
- NutropinAq®	5,740	0.7%	824	0.1%	4,916	596.4%	824	0.1%	4,916	596.4%
- Other products	51,419	6.4%	52,420	7.0%	-1,001	-1.9%	68,121	8.9%	-16,702	-24.5%
Total drug sales	**775,877**	**96.1%**	**722,611**	**96.2%**	**53,266**	**7.4%**	**738,312**	**96.2%**	**37,565**	**5.1%**
Drug related sales	31,237	3.9%	28,928	3.8%	2,309	8.0%	29,513	3.8%	1,724	5.8%
Total sales	**807,114**	**100.0%**	**751,539**	**100.0%**	**55,575**	**7.4%**	**767,825**	**100.0%**	**39,289**	**5.1%**



IPSEN
Innovation for patient care

ANNEX 5

SALES, REVENUES AND OPERATING INCOME BY GEOGRAPHICAL REGION

	2005		2004 on a comparable structure basis		2005/2004 variation on a comparable structure basis	
	(in thousands of euros)	%	*(in thousands of euros)*	%	*(in thousands of euros)*	%
Major Western European countries						
Sales	547,287	*97.8 %*	519,695	*97.8 %*	27,592	*5.3 %*
Revenues	559,461	*100.0 %*	531,589	*100.0 %*	27,872	*5.2 %*
Operating profit	219,652	*39.3 %*	208,165	*39.2 %*	11,487	*5.5 %*
Other European Countries						
Sales	155,893	*99.8 %*	135,581	*99.7 %*	20,312	*15.0 %*
Revenues	156,258	*100.0 %*	135,985	*100.0 %*	20,273	*14.9 %*
Operating profit	54,969	*35.2 %*	52,771	*38.8 %*	2,197	*4.2 %*
Rest of the World						
Sales	103,934	*100.0 %*	96,264	*100.0 %*	7,670	*8.0 %*
Revenues	103,934	*100.0 %*	96,264	*100.0 %*	7,670	*8.0 %*
Operating profit	29,228	*28.1 %*	23,621	*24.5 %*	5,607	*23.7 %*
Allocated Total						
Sales	807,114	*98.5 %*	751,539	*98.4 %*	55,574	*7.4 %*
Revenues	819,653	*100.0 %*	763,837	*100.0 %*	55,816	*7.3 %*
Operating profit	303,849	*37.1 %*	284,558	*37.3 %*	19,291	*6.8 %*
Non-Allocated Total						
Revenues	68,199	*100.0 %*	50,989	*100.0 %*	17,210	*33.8 %*
Operating loss	(118,500)	*-173.8 %*	(128,076)	*-251.2%*	9,576	*-7.5 %*
Ipsen Total						
Sales	807,114	*90.9 %*	751,539	*92.2 %*	55,574	*7.4 %*
Revenues	887,852	*100.0 %*	814,826	*100.0 %*	73,026	*9.0 %*
Operating profit	185,349	*20.9 %*	156,481	*19.2 %*	28,868	*18.4 %*

Press Release, dated March 20, 2006




IPSEN
Innovation for patient care

Reloxin® agreement between Ipsen and Medicis becomes effective

Conference call scheduled Wednesday, 22 March at 11.15 a.m. ET/5.15 p.m. (Paris time)

Paris (France) and Scottsdale (Arizona, United States), 20 March 2006 - Ipsen (Eurolist by Euronext™: IPN FP) and Medicis (NYSE: MRX) today announced that the agreement whereby Ipsen Ltd, a wholly owned subsidiary of Ipsen ("Ipsen"), grants Aesthetica Ltd, a wholly owned subsidiary of Medicis ("Medicis"), rights to develop, distribute and commercialize Ipsen's botulinum toxin product in the United States, Canada and Japan for aesthetic use by physicians is now effective.

The product is commonly referred to as Reloxin® in the U.S. aesthetic market and Dysport® for medical and aesthetic markets outside the U.S. The product is not currently approved for use in the U.S. Ipsen has recovered its rights to Reloxin® at the time of this announcement.

Medicis has paid to Ipsen $90.1 million in consideration for the exclusive distribution rights in the United States, Canada and Japan and has agreed to pay an additional $26.5 million upon successful completion of various clinical and regulatory milestones, $75.0 million upon the product's approval by the U.S. Food and Drug Administration and $2.0 million upon regulatory approval of the product in Japan, amounting to a total of $193.6 million. Ipsen will manufacture and provide the product for Medicis for the term of the agreement, which extends to September of 2019. Ipsen will receive a royalty based on sales and a supply price, the total of which is equivalent to approximately 30% of net sales as defined under the Agreement. Medicis will be responsible for all remaining research and development costs associated with obtaining the product's approval in the territory.

Additionally, Medicis and Ipsen have agreed to negotiate and enter into an agreement relating to the exclusive distribution and development rights of the product for the aesthetic market in Europe, and subsequently in certain other markets. Under this agreement, Medicis would pay upfront and other milestone payments linked to the development and approval of Ipsen's botulinum toxin type A product in aesthetic indications as well as royalties based on net sales. Ipsen would manufacture and supply the product to Medicis. The terms of this agreement will be disclosed after its execution, which is expected to occur on or before April 15, 2006. If this agreement is not entered into by April 15, 2006, Medicis will be obligated to make an additional payment to Ipsen in connection with the USA, Canada and Japan agreement.

"We are very pleased to entrust the development and distribution of Reloxin® to a leading expert of the aesthetic field such as Medicis," said Jean-Luc Bélingard, Chairman and Chief Executive Officer of Ipsen. "We were looking for a partner who could optimize time to market for Reloxin®, with a quality complementary product offering and a strong presence in the USA. Medicis, with its world leading Restylane® dermal filler, its leading sales force and image with both dermatologists and plastic surgeons and its previous knowledge of Reloxin®, is our preferred partner in order to maximize the penetration of Reloxin® in the US market. Our combined products will offer a very compelling alternative to practitioners in the aesthetic medicine field."

"We are very pleased to have reached this agreement with Ipsen on terms favorable to both organizations," said Jonah Shacknai, Chairman and Chief Executive Officer of Medicis. "We continue to be very impressed with the sophisticated development and manufacturing programs established by Ipsen and the clinical outcomes resulting from Ipsen's efforts to date. We are enthusiastic about having the opportunity to partner with Ipsen on this late-




IPSEN
Innovation for patient care

stage development product with a sizeable commercial potential. We stand ready to deploy the necessary resources to bring this product to the U.S. market and maximize its opportunity in one of the largest segments in the aesthetic market. We have recognized for some time the value of supplying physicians through our leading sales force Ipsen's botulinum toxin product and the world's leading dermal filler RESTYLANE®, and we are very pleased that it has finally become a reality."

Conference Call
Medicis and Ipsen will host a conference call on Wednesday, 22 March at 11:15 a.m. Eastern Time (5:15 p.m. Paris Time) to discuss today's announcement. A live webcast will be available at www.medicis.com and www.ipsen.com. The webcast will be archived on the Medicis and Ipsen websites for two business days following the live call.

Those participating by telephone should dial in approximately 10 minutes prior to the start of the call. No reservation is necessary to participate on the call. The phone number to join the conference call is +1 (877) 567-5763 (U.S. and Canada) or +1 (706) 679-4760 (international and local). No access code is necessary for the live call. For investors unable to participate in the live call, a replay will be available soon after the live call. The phone numbers to access the replay is +1 (800) 642-1687 (U.S. and Canada) or +1 (706) 645-9291 (international and local). The access code for the replay is 6792339. The replay will be available for two business days following the live call.

About Ipsen's botulinum toxin Type A
Ipsen's botulinum toxin Type A, developed in the field of aesthetic medicine in the USA, Canada and Japan under the trademark Reloxin® is also approved for aesthetic indications in 17 countries: Argentina, Australia, Belarus, Brazil, Columbia, Honduras, Israël, Kazakhstan, Mexico, Moldova, New Zealand, Philippines, Slovak Republic, Ukrania, Uruguay, Vietnam, and Russia (in Russia, it is the first botulinum toxin Type A approved in this field). Ipsen is also pursuing regulatory approval for medicine indications for the product in certain additional key international markets.

Under the trademark Dysport®, Ipsen's botulinum toxin Type A also acts as a curariform (immobilises muscles), which was initially developed for the treatment of motor disorders and various forms of muscular spasticity, including cervical dystonia (a chronic condition in which the neck is twisted or deviated), spasticity of the lower limbs in children with cerebral palsy, blepharospasm (involuntary eye closure) and hemifacial spasm. It was later developed for the treatment of a wide variety of neuromuscular disorders. Dysport® was originally launched in the United Kingdom in 1991. Dysport® has marketing authorisations in 73 countries.

About Ipsen
Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2005, Research and Development expenditure reached €169.0 million, i.e. 20.9% of consolidated sales, which amounted to €807.1 million in the Group's pro forma accounts set up according to the IFRS. Nearly 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150).




IPSEN
Innovation for patient care

About Medicis

Medicis is the leading independent specialty pharmaceutical company in the United States focusing primarily on the treatment of dermatological and podiatric conditions and aesthetics medicine. The Company is dedicated to helping patients attain a healthy and youthful appearance and self-image. Medicis has leading branded prescription products in a number of therapeutic categories, including acne, eczema, fungal infections, psoriasis, rosacea, seborrheic dermatitis and skin and skin-structure infections. The Company's products have earned wide acceptance by both physicians and patients due to their clinical effectiveness, high quality and cosmetic elegance.

The Company's products include the prescription brands RESTYLANE®, DYNACIN® (minocycline HCl), LOPROX® (ciclopirox), OMNICEF® (cefdinir), PLEXION® (sodium sulfacetamide/sulfur), TRIAZ® (benzoyl peroxide), LIDEXv (fluocinonide) Cream, 0.05%, VANOS™ (fluocinonide) Cream, 0.1%, and SYNALAR® (fluocinolone acetonide), BUPHENYL® (sodium phenylbutyrate) and AMMONUL® (sodium phenylacetate/sodium benzoate), prescription products indicated in the treatment of Urea Cycle Disorder, and the over-the-counter brand ESOTERICA®.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the Securities Litigation Reform Act. All statements included in this press release that address activities, events or developments that Medicis expects, believes or anticipates will or may occur in the future are forward-looking statements, including the expected benefits of Medicis' agreement with Ipsen, the payment of certain milestone payments to Ipsen and the entry by Medicis and Ipsen into a European distribution agreement relating to Ipsen's botulinum toxin product. These statements are based on certain assumptions made by Medicis based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given, however, that these activities, events or developments will occur or that such results will be achieved. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Medicis.

The Company's business is subject to all risk factors outlined in the Company's most recent annual report on Form 10-K and other documents we file with the Securities and Exchange Commission. At the time of this press release, the Company cannot, among other things, assess the likelihood, timing or forthcoming results of research and development projects and the risks associated with the FDA approval process, risks associated with significant competition within the Company's industry, nor can the Company validate its assumptions of the full impact on its business of the approval of competitive generic versions of the Company's core brands, in particular, the recent approval of a generic LOPROX® Cream and LOPROX® TS, or a substitutable DYNACIN® Tablet form, and any future competitive product approvals that may affect the Company's brands. Additionally, Medicis may acquire and/or license rights, products or technologies, including rights with respect to Ipsen's botulinum toxin product, from third parties to enter into new strategic markets. The Company periodically makes up-front, non-refundable payments to third parties for research and development work, which has been completed and periodically makes additional non-refundable payments for the achievement of various milestones. There can be no certainty in which periods these potential payments could be made, nor if any payments such as these will be made at all. Any estimated future guidance does not include the potential payments associated with any such transactions. Also, there are a number of additional important




IPSEN
Innovation for patient care

factors that could cause actual results to differ materially from those projected, including the anticipated size of the markets for Medicis' products, the availability of product supply and the receipt of required regulatory approvals; the risks and uncertainties normally incident to the pharmaceutical and medical device industries including product liability claims, the introduction of federal and/or state regulations relating to the Company's business, dependence on sales of key products, the uncertainty of future financial results and fluctuations in operating results, dependence on Medicis' strategy including the uncertainty of license payments and/or other payments due from third parties, the timing and success of new product development by Medicis or third parties, competitive product introductions, the risks of pending and future litigation or government investigations and other risks described from time to time in Medicis' SEC filings including its Annual Report on Form 10-K for the year ended June 30, 2005, and other documents we file with the Securities and Exchange Commission. Forward-looking statements represent the judgment of Medicis' management as of the date of this release, and Medicis disclaims any intent or obligation to update any forward-looking statements contained herein, which speak as of the date hereof.

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein, including risks related to regulatory approvals and competitive factors. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based unless so required by applicable law.

Ipsen's business is subject to the risk factors outlined in its most recent information document filed with the French *Autorité des marchés financiers* (dated 21 November 2005) and any other documents filed with the French *Autorité des marchés financiers*.

NOTE: Full prescribing information for any Medicis prescription product is available by contacting the Company. OMNICEF® is a registered trademark of Abbott Laboratories, Inc. under a license from Fujisawa Pharmaceutical Co., Ltd. RESTYLANE® is a registered trademark of HA North American Sales AB, a subsidiary of Medicis Pharmaceutical Corporation. Dysport® is a registered trademark of Ipsen. Reloxin® will, under the agreement, be the registered trademark of Medicis. All other marks (or brands) and names are the property of Medicis or its Affiliates.

For further information:
Medicis
Medicis, Kara Stancell, Investor Relations and Corporate Communications
Tel.: +1 (602) 808-3854

Ipsen
Didier Véron, Director of Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
e-mail: didier.veron@ipsen.com
www.ipsen.com

Press Release, dated April 12, 2006


IPSEN
Innovation for patient care

Registered name: Ipsen S.A.
Type of securities: IPN, ISIN code FR0010259150
Beginning of the program: January 13, 2006

Table of monthly declaration of the transactions by Ipsen concerning its own securities during March 2006

Total information

Number of securities comprising the share capital at the beginning of the program	84,024,683	
Capital directly or indirectly held in treasury at the beginning of the program	13,150.00	0.016%
Balance at the end of the previous month	14,700.00	
Number of securities purchased during the month	0.00	
Number of securities sold during the month	1,550.00	
Number of securities transferred during the month	0.00	
Number of securities cancelled during the month	0.00	
Repurchase of securities from persons holding more than 10% of the capital or from directors during the month of January 2005	0.00	
Number of securities purchased since the beginning the program	15,280.00	
Number of securities sold since the beginning of the program	2,130.00	
Number of securities transferred since the beginning of the program	0.00	
Number of securities cancelled during the last 24 months	0.00	
Accounting value of the portfolio	329,590.60	
Market value of the portfolio	455,516.00	

Press Release, dated April 16, 2006



Ipsen extends the deadline for entering into its European agreement with Medicis

Paris (France), 16 April 2006 - Ipsen (Eurolist by Euronext™: IPN) today announced that it has decided, jointly with Medicis (NYSE: MRX), to extend to 15 July 2006 the deadline for entering into an agreement relating to the exclusive distribution and development rights of its botulinum toxin A product for the aesthetic market in Europe and subsequently in other territories. This deadline was initially set for 15 April 2006.

As previously announced on 20 March 2006, Ipsen and Medicis entered into an agreement whereby Ipsen granted Medicis rights to develop, distribute and commercialize Ipsen's botulinum toxin A product in the United States, Canada and Japan for aesthetic use by physicians. The product is commonly referred to as Reloxin® in the U.S. aesthetic market and Dysport® for medical and aesthetic markets outside the U.S.

About Ipsen's botulinum toxin Type A

Ipsen's botulinum toxin Type A, developed in the field of aesthetic medicine in the USA, Canada and Japan under the trademark Reloxin® is also approved for aesthetic indications in 17 countries: Argentina, Australia, Belarus, Brazil, Columbia, Honduras, Israël, Kazakhstan, Mexico, Moldova, New Zealand, Philippines, Slovak Republic, Ukrania, Uruguay, Vietnam, and Russia (in Russia, it is the first botulinum toxin type A approved in this field). Ipsen is also pursuing regulatory approval for medicine indications for the product in certain additional key international markets.

Under the trademark Dysport®, Ipsen's botulinum toxin type A also acts as a curariform (immobilises muscles), which was initially developed for the treatment of motor disorders and various forms of muscular spasticity, including cervical dystonia (a chronic condition in which the neck is twisted or deviated), spasticity of the lower limbs in children with cerebral palsy, blepharospasm (involuntary eye closure) and hemifacial spasm. It was later developed for the treatment of a wide variety of neuromuscular disorders. Dysport® was originally launched in the United Kingdom in 1991. Dysport® has marketing authorisations in 73 countries.

About Ipsen

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4.000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2005, Research and Development expenditure reached €169.0 million, i.e. 20.9% of consolidated sales, which amounted to €807.1 million in the Group's pro forma accounts set up according to the IFRS. Nearly 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150).



For further information:
Ipsen
Didier Véron, Director of Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
e-mail: didier.veron@ipsen.com
www.ipsen.com

Claire Giraut, Executive Vice President, Chief Financial Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 26
e-mail: contact.investisseurs@ipsen.com
www.ipsen.com

Press Release, dated April 19, 2006


IPSEN
Innovation for patient care

David Schilansky joined Ipsen as Investor Relations Officer

Paris, 19 April 2006 - David Schilansky joined Ipsen as Investor Relations Officer, reporting to the Chief Financial Officer, Claire Giraut.

Based in Paris, David will be Ipsen's contact point for all financial analysts and investors. He will prepare and coordinate Ipsen's communication with the financial markets and will overlook our compliance with Stock-Exchange regulations.

Prior to joining Ipsen, David spent three years at UBS, in Mergers & Acquisitions, and three years at Thomson as Investor Relations' Officer. David is a post graduate of Imperial College London.

About Ipsen

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4.000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2005, Research and Development expenditure reached €169.0 million, i.e. 20.9% of consolidated sales, which amounted to €807.1 million in the Group's pro forma accounts set up according to the IFRS. Nearly 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen's internet website is www.ipsen.com.

For further information:
Didier Véron, Director of Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
e-mail: didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 88 - Fax: +33 (0)1 44 30 43 21
e-mail: david.schilansky@ipsen.com

IPSEN S.A
File No. 82-34953

Press Release, dated May 2, 2006


IPSEN
Innovation for patient care

Ipsen reports sales growth of 10.2% at 31st March 2006

(2005 on a pro forma basis[1])

15.8% growth in targeted disease areas
Dynamic performance in international markets

Paris, 2nd May 2006 – The Ipsen Group (Euronext: FR0010259150; IPN) reported its sales for the first quarter of 2006.

(in thousands of euros) *IFRS – unaudited*	First quarter 2006	First quarter 2005 pro forma[1]	% change 2006/2005
Major Western European countries	**139,000**	**132,193**	**5.1%**
Other European countries	**44,889**	**37,213**	**20.6%**
Rest of the world	**27,922**	**22,764**	**22.7%**
CONSOLIDATED SALES	**211,811**	**192,170**	***10.2%***

In the first quarter of 2006, the Group realised **consolidated sales** (see detailed comments in appendix) of **€211.8 million, up 10.2%** (9.8% excluding currency impacts), compared with sales of €192.2 million in the first quarter of 2005. The growth was achieved despite the material negative impact of price reductions imposed by government authorities, notably in Europe.

Sales of specialized care products targeted by the Group (oncology, endocrinology, neuromuscular disorders) **increased by 15.8%** to €107.4 million in the first quarter of 2006, compared with €92.7 million in the first quarter of 2005, fuelled by growth generated notably by sales in neuromuscular disorders (+39.1%) and endocrinology (+23.1%). In the quarter ended 31st March 2006, sales of the **Group's primary care drugs** amounted to €96.0 million, **up 7.8%**, against €89.1 million a year earlier.

[1] The figures stated for the first quarter of 2005 are on a pro forma basis. Pro forma consolidated statements present the Group's activity as if the legal reorganisation of the Group completed in June 2005 had taken place previously on 1st January 2002.

Note: Since the Group sold its primary care business in Spain (except for Tanakan®, known as Tanakene®) during October 2005, the Group is presenting this business as a discontinued operation retroactively from 1st January 2005 in its consolidated financial statements. Accordingly, its consolidated sales figure for the first quarter of 2006 does not include sales for this business.



Commenting on these results, Jean-Luc Bélingard, Chairman and CEO of the Ipsen Group, stated: *"In the current context of tightened economic regulation in Europe, Ipsen's performance during the first quarter of 2006 was particularly satisfactory, notably driven by our international activities. On this basis, we look forward to achieving a year 2006 in line with our expectations. However, we will monitor carefully the situation of the French market, first the evolution of Ginkor Fort sales, and second the future evaluation by the French healthcare regulatory authorities of the medical benefits of Tanakan®. We continue to unfold our strategy, with the preparation of the entry in the United States of Reloxin® in partnership with Medicis, as well as Somatuline® and Dysport®. We continue to actively pursue our key Research and Development projects, particularly BIM 51077 (GLP-1) in partnership with Roche, development of the four-month form of Decapeptyl®, and the search for opportunities to extend our product portfolio."*

About Ipsen
Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2005, Research and Development expenditure reached €169.0 million, i.e. 20.9% of consolidated sales, which amounted to €807.1 million in the Group's pro forma accounts set up according to the IFRS. Nearly 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen's Internet website is www.ipsen.com.

Forward-looking statements
The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des marchés financiers.

For further information :
Didier Véron, Director of Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
e-mail : didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 21
e-mail: david.schilansky@ipsen.com



Appendix

Comparison of consolidated sales for the quarters ended 31st March 2006 and 31st March 2005[2]

In the first quarter of 2006, the Group realised net sales of €211.8 million, up 10.2% (up 9.8% excluding currency impacts), compared with sales of €192.2 million in the first quarter of 2005. The growth was achieved despite the material negative impact of price reductions imposed by government authorities, notably in Europe. Lower drug prices negatively impacted sales by €5.9 million in the first quarter of 2006, compared with the same period in 2005, out of which €2.0 million resulted from the distribution agreement signed in France for Tenstaten® as described below. In the quarter ended 31st March 2006, these impacts reduced sales growth by 3.1 percentage points.

In the first quarter of 2006, prescription drug sales totalled €204.8 million, representing 96.7% of the Group's total sales, up 11.5% compared with prescription drug sales achieved in the first quarter of 2005, when prescription drug sales represented 95.6% of the Group's total sales.

Sales by therapeutic area

The following table shows sales by therapeutic area for the quarters ended 31st March 2006 and 31st March 2005:

	31st March 2006		31st March 2005 pro forma		Variation 2006 / 2005	
(in € thousands)	*Amount*	*% of Sales*	*Amount*	*% of Sales*	*Amount*	*%*
Products in targeted therapeutic areas						
- Oncology	55,546	*26.2%*	53,113	*27.6%*	2,433	*4.6%*
- Endocrinology	24,952	*11.8%*	20,277	*10.6%*	4,675	*23.1%*
- Neuromuscular disorders	26,913	*12.7%*	19,348	*10.1%*	7,565	*39.1%*
Sub-total	**107,411**	***50.7%***	**92,738**	***48.3%***	**14,673**	***15.8%***
Primary care products						
- Gastroenterology	40,344	*19.0%*	32,415	*16.9%*	7,929	*24.5%*
- Cognitive disorders	31,855	*15.0%*	30,028	*15.6%*	1,827	*6.1%*
- Cardiovascular	23,825	*11.2%*	26,614	*13.8%*	-2,789	*-10.5%*
Sub-total	**96,024**	***45.3%***	**89,057**	***46.3%***	**6,967**	***7.8%***
Other therapeutic areas						
- Other drugs	1,325	*0.6%*	1,852	*1.0%*	-527	*-28.5%*
Sub-total	**1,325**	***0.6%***	**1,852**	***1.0%***	**-527**	***-28.5%***
Total drug sales	**204,760**	***96.7%***	**183,647**	***95.6%***	**21,113**	***11.5%***
Drug related sales	**7,051**	**3.3%**	**8,523**	**4.4%**	**-1,472**	**-17.3%**
Total sales	**211,811**	***100.0%***	**192,170**	***100.0%***	**19,641**	***10.2%***

[2] The figures for 2005 are stated on a pro forma basis. The pro forma consolidated sales present the Group's activity as if the legal reorganisation of the Group completed in June 2005 had taken place prior to 1st January 2002.
Note: Since the Group sold its primary care business in Spain (except for Tanakan®, known as Tanakene® locally) during October 2005, the Group is presenting this business as a discontinued operation retroactively from 1st January 2005 in its consolidated financial statements. Accordingly, its consolidated sales figure for the first quarter of 2005 does not include sales for this business.



An analysis of the growth follows:

Products in targeted therapeutic areas

Sales of products in the targeted therapeutic areas rose 15.8% to €107.4 million in the first quarter of 2006, compared with €92.7 million in the first quarter of 2005. Fuelled by growth generated notably by sales in neuromuscular disorders and endocrinology, the share of sales in targeted therapeutic areas grew to represent 50.7% of the Group's consolidated sales at the end of the first quarter of 2006, compared with a 48.3% share for the quarter ended 31st March 2005.

- **In oncology,** sales grew 4.6% to €55.5 million in the quarter ended 31st March 2006, against €53.1 million a year earlier, reflecting the negative impact of price reductions on Decapeptyl®. Volume growth in the same period was 7.0%.
- **In endocrinology**, sales amounted to €25.0 million, growing 23.1% (22.9% excluding foreign exchange impact) compared with €20.3 million in the first quarter of 2005. NutropinAq® grew 295.3% over the period, due to the successful launches made in Europe over the last two years, and is becoming an important growth driver for the Group. Somatuline® grew 11.7 %, while Testim® sales are not yet material.
- **In neuromuscular disorders,** sales totalled €26.9 million, generated exclusively by Dysport®. This represents growth of 39.1% (37.7% excluding foreign exchange impact) compared with the quarter ended 31st March 2005. Sales growth was impacted favourably by the sales recorded this quarter in Latin America and Middle East while last year sales in the same region were low.

Primary care products

In the quarter ended 31st March 2006, sales of the Group's primary care drugs amounted to €96.0 million, up 7.8%, against €89.1 million a year earlier. The main growth drivers in this area included notably renewed sales momentum of Tanakan® outside France, a strong performance of Nisis® and Nisisco® in a highly competitive market, as well as strong sales of the gastro products, notably Smecta® and Forlax®, despite the delisting of Bedelix®. Primary care drug sales suffered in the first quarter of 2006 from the decisions taken in France affecting Ginkor Fort®, and also reflected the impact of the distribution agreement signed with Recordati for Tenstaten® as described below.

- **In gastroenterology,** sales amounted to €40.3 million at the end of the first quarter of 2006, i.e. growth of 24.5% (22.2% excluding foreign exchange impact), compared with sales of €32.4 million a year earlier. Growth was driven by solid sales of Smecta® in France and in China. Sales of Forlax® were also strong in France and in Italy.
- **In the cognitive disorders area,** sales grew 6.1% to €31.9 million in the quarter ended 31st March, 2006, compared with €30.0 million for the same period a year earlier. The regained sales momentum of Tanakan® experienced last year continues to drive this growth, in particular outside France, in the context of a declining market.
- **In the cardiovascular area,** sales amounted to €23.8 million at the end of the first quarter of 2006, representing a decline of 10.5% compared with the same period in 2005. Despite the continuing strong performance of Nisis® and Nisisco® growing 10.9%, sales in this area were negatively impacted as a result of the distribution agreement signed with Recordati, under which as of January 2006 Tenstaten® is supplied by the Group to Recordati, who book the sales to wholesalers.

Other therapeutic areas

Other therapeutic areas generated sales of €1.3 million, representing a decline of 28.5% compared with the first quarter of 2005.



<u>Operating activities related to drugs</u>

Sales from drug-related operating activities, i.e. the sale of active ingredients and raw materials, declined 17.3% to €7.1 million in the first quarter of 2006. This activity accounted for 3.3% of the Group's total sales at 31st March 2006, compared with 4.4% a year earlier.

Sales by product

Group sales by drug for the quarters ended 31st March 2006 and 31st March 2005 are presented in the following table:

(in € thousands) Drug Trade Name	31st March 2006		31st March 2005 pro forma		Variation 2006 / 2005	
	Amount	% of Sales	Amount	% of Sales	Amount	%
- Decapeptyl® (1)	55,516	26.2%	53,072	27.6%	2,444	4.6%
- Tanakan®	31,855	15.0%	30,028	15.6%	1,827	6.1%
- Dysport® (1)	26,913	12.7%	19,348	10.1%	7,565	39.1%
- Somatuline® (1)	21,760	10.3%	19,482	10.1%	2,278	11.7%
- Smecta®	21,254	10.0%	15,361	8.0%	5,893	38.4%
- Ginkor Fort®	11,378	5.4%	13,264	6.9%	-1,886	-14.2%
- Forlax®	11,582	5.5%	9,826	5.1%	1,756	17.9%
- Nisis and Nisisco®	11,020	5.2%	9,935	5.2%	1,085	10.9%
- NutropinAq®	2,926	1.4%	740	0.4%	2,186	295.3%
- Other products	10,556	5.0%	12,591	6.6%	-2,035	-16.2%
Total drug sales	**204,760**	**96.7%**	**183,647**	**95.6%**	**21,113**	**11.5%**
Drug related sales	7,051	3.3%	8,523	4.4%	-1,472	-17.3%
Total sales	**211,811**	**100.0%**	**192,170**	**100.0%**	**19,641**	**10.2%**

(1) Peptide- or protein-based products

- **Decapeptyl®** sales were €55.5 million in the first quarter of 2006, up 4.6% compared with the same period in 2005. Volume growth was 7.0%, illustrating the negative impact of price reductions imposed by various countries in Europe. Strong sales in China as well as regained momentum in Spain otherwise explain the product dynamics.
- **Tanakan®**s ales reached €31.9 million at the end of the first quarter of 2006, representing a growth of 6.1% compared with the first quarter of 2005. This good performance resulted from strong sales in the first quarter of 2006 in China and Eastern Europe, whereas in France, which represented 70% of the total product sales during this quarter, sales of Tanakan® grew by only 2.9% in a declining market.
- **Dysport®** sales totalled €26.9 million in the quarter ended 31st March 2006 compared with €19.3 million for the same period in 2005. This represents a growth of 39.1% (37.7% excluding foreign exchange impact). Strong sales were recorded during the first quarter of 2006 in the United Kingdom and Germany, as well as in Central and Eastern Europe. This was also the case in the Middle East and Latin America, in contrast with the first quarter of 2005 when sales had been particularly low.



- **Somatuline®** sales reached €21.8 million in the first quarter of 2006, up 11.7% (11.6% excluding foreign exchange impact) compared with €19.5 million a year ago. Sales growth in the quarter ended 31st March 2006 was negatively impacted by lower sales in the rest of the world, particularly in the Middle East, and in Italy where, however, the slow down experienced towards the end of 2005 in a context of distribution uncertainties relating to price changes appears now to have stopped.
- **Smecta®** sales grew 38.4% (33.2% excluding foreign exchange impact) compared with the same period a year ago to reach €21.3 million at the end of the first quarter of 2006. The product benefited from a major gastroenteritis epidemic in France as well as from strong sales dynamics in China.
- **Ginkor Fort®** sales – which occur principally in France – were €11.4 million, down 14.2% compared with the first quarter of 2005. Product sales were affected by the price reduction announced by the French Government at the end of 2005 and effective from 1st February 2006. It also seems that the reimbursement rate reduction effective 1st February 2006 created a certain confusion with respect to the reimbursement by the private insurance companies which, contrary to comparable cases previously experienced could lead to a reduction of volume sold. This would have to be confirmed within the next few months.
- **Forlax®** sales totalled €11.6 million at the end of the first quarter of 2006, growing 17.9% compared with the same period a year ago. Strong growth in China, France and Italy explains the product's performance.
- **Nisis® and Nisisco®** first quarter sales in 2006 were €11.0 million, up 10.9% compared with 2005's first quarter sales, in a highly competitive environment.
- **NutropinAq®** sales reached €2.9 million at the end of the first quarter of 2006, up 295.3% or €2.2 million compared with the same period in 2005, when sales were €0.7 million. The product has now been successfully launched in all major European markets and is entering its third year of commercialisation.
- With **Decapeptyl®**, **Dysport®** and **Somatuline®**, sales of Ipsen's peptide- or protein-based products rose 13.4% to €104.2 million, accounting for 49.2% of the Group's consolidated sales in the quarter ended 31st March 2006. That performance compares with sales of €91.9 million, representing 47.8% of the Group's total sales in the quarter ended 31st March 2005.



Sales by geographical region

For the quarters ended 31st March 2006 and 31st March 2005, the Group generated sales in the following geographical regions:

(in € thousands)	31st March 2006		31st March 2005 pro forma		Variation 2006 / 2005	
	Amount	% of Sales	Amount	% of Sales	Amount	%
- France	89,024	42.0%	86,672	45.1%	2,352	2.7%
- Spain	13,902	6.6%	13,801	7.2%	101	0.7%
- Italy	16,781	7.9%	15,682	8.2%	1,099	7.0%
- Germany	11,540	5.4%	9,411	4.9%	2,129	22.6%
- United Kingdom	7,753	3.7%	6,627	3.4%	1,126	17.0%
Major Western European countries	***139,000***	***65.6%***	***132,193***	***68.8%***	***6,807***	***5.1%***
Other European countries	***44,889***	***21.2%***	***37,213***	***19.4%***	***7,676***	***20.6%***
- Asia	17,775	8.4%	11,782	6.1%	5,993	50.9%
- Other countries in the rest of the world	10,147	4.8%	10,982	5.7%	-835	-7.6%
Rest of the world	***27,922***	***13.2%***	***22,764***	***11.8%***	***5,158***	***22.7%***
Total Sales	**211,811**	**100.0%**	**192,170**	**100.0%**	**19,641**	**10.2%**

- In the quarter ended 31st March 2006, sales generated in **major Western European countries** totalled €139.0 million, an increase of 5.1% over the first quarter of 2005. Growth was affected by price reductions in all countries except the United Kingdom and Germany, with an overall negative impact of €5.2 million compared with the same period in 2005, reducing sales growth by 4.0 percentage-points. The strong sales dynamics of the targeted products, particularly Dysport® and NutropinAq® notably in the United Kingdom and Germany, as well as strong sales of the gastro products in France explain this performance.
- **In other European countries,** sales for the first quarter of 2006 reached a total of €44.9 million, growing 20.6% compared with the quarter ended 31st March 2005, fuelled by strong sales in Eastern and Central Europe in the targeted therapeutic areas. Sales in Western European countries in this region remained solid, despite the impact of the 15.7% price reduction of Decapeptyl® in Belgium, implemented in 2005.
- **In the rest of the world,** sales advanced 22.7% (18.5% excluding foreign exchange impact) to €27.9 million in the first quarter of 2006. Sales were strong in Asia, particularly in China, both in the targeted disease areas and in primary care, whereas a good performance in sales of Dysport® in Latin America was offset by lower sales in some Middle East countries.